M-Wave, Inc.

11533 Franklin Avenue, 2nd Floor

Franklin Park, Illinois 60131

February 1, 2008

By Facsimile and EDGAR

Securities and Exchange Commission

Station Place

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Facsimile No.: (202) 772-9218

Re:	M-Wave, Inc.

Registration Statement on Form S-4

File No. 333-144822

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), M-Wave, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4, File Number 333-144822, together with all exhibits thereto (collectively, the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement has not been declared effective and no proxies have been solicited nor have any securities been issued or sold pursuant to the Registration Statement.

The Registration Statement, which was originally filed with the Commission on July 24, 2007, related to the issuance of the Registrant’s common stock and Series C Convertible Preferred Stock as contemplated by an agreement and plan of merger dated as of January 26, 2007, by and among the Registrant, Ocean Merger Sub, Inc., SunFuels, Inc., and Blue Sun Biodiesel LLC (as amended from time to time, the “Merger Agreement”). The Registration Statement also related to a number of transactions related to or contemplated by the Merger Agreement.

The Merger Agreement provides that it may be terminated and the transactions contemplated thereby abandoned by either the Registrant or SunFuels, Inc. if the “Effective Time” has not occurred by January 31, 2008 and the party wishing to terminate has not breached in any material respect its obligations under the Merger Agreement in any manner that proximately contributed to the failure to consummate the transaction on or before such date. On February 1, 2008, the “Effective Time” had not occurred, and the Registrant notified the parties to the Merger Agreement that it was exercising its right to terminate the Merger Agreement.

February 1, 2008

Accordingly, the Registrant hereby requests that the Commission grant the withdrawal of the Registration Statement and credit to the Registrant’s account all fees paid by the Registrant in connection with the filing of the Registration Statement for future use by the Registrant pursuant to Rule 457(p) promulgated under the Securities Act. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at M-Wave, Inc., 11533 Franklin Avenue, 2nd Floor, Franklin Park, Illinois 60131, facsimile number (714) 921-0683, with a copy to the Registrant’s counsel, Stephen D. Blevit of Sidley Austin LLP, 555 W. Fifth Street, Los Angeles, California, 90013, facsimile number 213-896-6600.

If you have any questions with respect to this matter, please contact Mr. Blevit at 213-896-6029. Thank you.

Very truly yours,

/s/ Jim Mayer
Jim Mayer
Interim Chief Executive Officer

cc: (by facsimile):

Jeffrey Probst, Chief Executive Officer, SunFuels, Inc., Facsimile No. (303) 865-7705

Todd M. Kleinman, Vice President, General Counsel and Secretary, SunFuels, Inc., Facsimile No. (303) 865-7705

James H. Carroll, Esq., Faegre & Benson LLP, Facsimile No. (303) 447-7800